SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Commission File Number : 1-14118

PRESS RELEASE #17/04

QUEBECOR WORLD ANNOUNCES
REORGANIZATION OF ITS U.S. BOOK PLATFORM

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

July 2, 2004                                                                                                                                         17/04

For immediate release                                                                                                                      Page 1 of 2

QUEBECOR WORLD ANNOUNCES
REORGANIZATION OF ITS U.S. BOOK PLATFORM

Montréal, Canada - Quebecor World (NYSE, TSX: IQW) today announced that it is embarking on a significant reorganization of its U.S. book platform that will improve customer service, maximize asset utilization and increase efficiency. Selected equipment from the Company's Kingsport, Tennessee book facility will be decommissioned or redeployed into existing locations. The remaining assets in Kingsport will be refocused and specialized to better service the customer base.

Today's announcement is part of a long-term strategic plan that will include additional investments in new technologies specifically designed to meet the current and future needs of publishers. These investments together with increased specialization, will allow Quebecor World to deliver industry-leading, top-quality service at all its book plants.

This plan will result in a workforce reduction in Kingsport of approximately 450 positions but the Company also expects to create almost 280 new jobs at its other U.S. book facilities once new equipment is in place and the existing assets have been relocated. Employees will be encouraged to apply for the new positions created at other facilities or for positions elsewhere in the Quebecor World network.

As part of its efforts to improve efficiencies Quebecor World is also announcing today that it has entered into negotiations with its employees' representatives at its facility in Stockholm, Sweden with regard to the facility's future. This facility has struggled financially during the last several years and there is a strong possibility that the current negotiations will lead to a reorganization of our Nordic gravure platform that could involve the closing of the Stockholm plant.

For immediate release                                                                                                                      Page 2 of 2

The reorganization of the U.S. book platform, combined with the announcement in May of the Company's intention to close its magazine printing facility in Effingham, Illinois, and the possible reorganization of Quebecor World's Nordic gravure platform would result in restructuring charges in the range of $80 million. Approximately one-half of that amount will be recorded in the second quarter of 2004, while the remainder may be recorded during the next 12 months.

Quebecor World Inc. (NYSE, TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail-list technologies and other value-added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: http://www.quebecorworld.com

For further information contact:
Jeremy Roberts Vice-President, Investor Relations and Treasury Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Raynald Lecavalier

Name:   Raynald Lecavalier
Title:     Vice President, Corporate General Counsel and Secretary

Date: July 2, 2004